

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

James R. Bond
President and Chief Executive Officer
Kelso Technologies Inc.
13966 18B Avenue
Surrey, British Columbia V4A8J1
Canada

> **Re: KELSO TECHNOLOGIES INC**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 1, 2021**
> **File No. 001-36685**

Dear Mr. Bond:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing